November 9, 2018

Raymond S. Lopez
Chief Financial Officer
BBX Capital Corporation
401 East Las Olas Boulevard
Suite 800
Fort Lauderdale, FL 33301

       Re: BBX Capital Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 9, 2018
           File No. 001-09071

Dear Mr. Lopez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities